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Hi everyone,

Thank you again for joining our investor webinar! Your continued energy and support mean a great deal to us and we couldn't be more excited for a monumental 2026. For those who couldn't join us, here it is again. Below is more informatic
recap on why 2026 will be our most defining year in company history.

Why Now:

Over the past 12 months, we've repositioned the company for scalable growth. We've secured major national placements and strengthened operations.

The opportunity in front of us is the most significant in our company history: **We are launching Walmart, Whole Foods, and Wegmans** within the same window, alongside a **nationwide JetBlue rollout this July reaching 40 million pass**

Our brands have earned their way on the shelf. Now the focus is winning the shelf and driving velocity. We are launching a SAFE investment round to ensure we have the inventory, sales support, and marketing in place to fully capitalize on

Progress & Momentum Highlights:

- **+210% sales growth since our 2021 raise**
- **32% depletion growth after bringing sales in-house after Sazerac (in half the market footprint)**
- **OATRAGEOUS now represents ~45% of volume**
- **JetBlue national launch (July 2026) providing enormous-scale consumer trial and brand exposure (40 million passengers per year exposed to brand, and 240K passengers purchasing).**
- **Secured distribution in Walmart, Whole Foods and Wegman's to launch this year**
- **Trader Joe's performance shows very strong velocity (+138%), repeat purchase growth (+230%), and 100% organic sales (no promotions)**
- **Partnership with Bardstown Bourbon Company reducing bottling costs by ~20% and platform to showcase our brand to 150,000 Bourbon Trail visitors annually**
- **Clear path to $9MM revenue over the next 24 months and targeting profitability in 2027**

The business today is stronger, more efficient, and positioned with more national access than at any point in our history.

2026 Growth SAFE Round:

We are launching a round to support these opportunities. We have one shot to launch, and capital will ensure its success.

Existing Investor Reinvestment Incentive (through March 31): Video Walkthrough

We're giving existing investors early access to increase their position with a small reinvestment (a $2,500 entry point for many investors) and bonus shares. Collective participation from our investor base is essential to buil

Next Steps:

We welcome investors to connect individually to discuss the opportunity, answer questions, and learn about your level of interest.

If you'd like to schedule time, you can reply directly to this email or grab a slot here:
Calendar Link

We're incredibly excited about the momentum heading into 2026 and appreciate the chance to continue building Misunderstood Brands together!

Thank you again for your partnership and support!

Have a great holiday weekend,
Chris & JD

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